

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2019

Michael Panosian
Chief Executive Officer
ToughBuilt Industries, Inc.
25371 Commercentre Drive, Suite 200
Lake Forest, CA 92630

>   **Re: Toughbuilt Industries, Inc**
>   **Registration Statement on Form S-1**
>   **Filed September 6, 2019**
>   **File No. 333-233655**

Dear Mr. Panosian:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 6, 2019

Calculation of Registration Fee table, page i

1.   Please advise us of the basis for utilizing Rule 457(o) for the Calculation of Registration Fee. Under the circumstances, we believe paragraph (c) of Rule 457 is the applicable subsection to calculate the fee.

2.   You disclose in footnote (1) of the fee table and on the prospectus cover page that you are registering 11,500,000 common shares underlying the principal amount of senior secured convertible notes and 5,750,000 shares underlying 5,750,000 warrants issued to the selling stockholder. However, in the Selling Stockholder and Plan of Distribution section you disclose that the shares of common stock being offered by the selling stockholder constitute common stock and common stock into which the Series C convertible preferred stock is convertible. Please make your disclosures consistent throughout the registration

statement.

The Selling Stockholder and Plan of Distribution, page 54

3.   Please revise to provide the information required by Item 507 of Regulation S-K as of the most recent practicable date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood (Staff Attorney) at (202) 551-3345 or Jay Ingram (Legal Branch Chief) at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction